By fax (+1 202 772 9207) and post

RECEIVED
2006 DEC 22 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019494

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Lars G Nordström to step down as Group CEO in April 2007. Christian Clausen appointed successor**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Nordea Bank AB (publ)

Johan Ekwall

Dew 1/3

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 29 November 2006 1(1)

Lars G Nordström to step down as Group CEO in April 2007. Christian Clausen appointed successor

Nordea's President and Group CEO Lars G Nordström will step down from his position in connection with Nordea's next Annual General Meeting that will take place 13 April 2007.

The Board of Directors today has appointed Christian Clausen to succeed Lars G Nordström as President and Group CEO of Nordea.

Christian Clausen is 51 years old and is currently Head of Asset Management & Life and since 2001 member of Group Executive Management in Nordea. His current position includes the responsibility for Nordea's Private Banking activities and the Savings and Wealth Management area. He holds a Master of Science in Economics and he joined Privatbanken as Managing Director in Privatbørsen in 1988. From 1990 he has held managing director positions of first Unibørs Securities and later Unibank Markets. In 1998 Christian Clausen became a member of the Executive Board in Unibank.

- Lars G Nordström is one of the most respected and experienced bankers in Northern Europe and he is doing an impressive job as CEO of Nordea. We have seen a successful transformation of Nordea into a focussed and performance-oriented organisation delivering consistent and strong results. With the future organic growth strategy in place the time has now come to present our succession plan. We have had a very thorough selection process also including external search and we are convinced that by appointing Christian Clausen we have found the most qualified and best-suited candidate to succeed Lars, says Hans Dalborg, Chairman of Nordea.

- Having realised most of our targets well ahead of our timetable and with a strong team and the future strategy in place I find it natural to step down next year. I know Christian from more than 6 years of very close cooperation. With his broad experience as well as both personal and professional skills he is an excellent choice, says Lars G Nordström.

- I am looking forward to continuing the execution of our organic growth strategy and together with my colleagues in Group Executive Management pursuing the realisation of our financial goals. For me it will be an exciting and challenging task to take over after Lars and I will do my best to continue on the successful track of profitable growth laid out, says Christian Clausen.

Christian Clausen, who since the formation of Nordea in 2000 has worked a significant part of his time in Stockholm, has chosen together with his family to move to Stockholm during next year.

A press conference will be held with Hans Dalborg, Lars G Nordström and Christian Clausen at 13.30 CET today in Nordea, Regeringsgatan 59 in Stockholm. The press conference will be streamed via the Internet and can be viewed by accessing www.nordea.com.

For further information:
Torben Laustsen, Head of Group Identity & Communications + 46 8 614 7916

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has almost 11 million customers, more than 1,100 branch offices and a leading netbanking position with 4.5 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea´s financial calendar for 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Copenhagen, Helsinki, Oslo, Stockholm, 12 December 2006 1(1)

Nordea's financial calendar for 2007

Nordea will publish financial reports on the following dates:

21 February - full year 2006
3 May - interim report for the first quarter
19 July - interim report for the second quarter
31 October - interim report for the third quarter

The Nordea Bank AB Annual Report is expected to be published on the Internet in the beginning of March 2007 at www.nordea.com. A printed version of the Annual Report will be available mid-March.

Nordea's Annual General Meeting will be held on 13 April 2007.

Detailed information will be available on www.nordea.com closer to each date.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Boo Ehlin, Chief Communication Officer Sweden, +46 8 614 8464

12 December 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea Capital Markets Day – new financial targets**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea Capital Markets Day - new financial targets

At today's Capital Markets Day in Stockholm Nordea will present the Group's organic growth strategy as well as the updated financial targets decided by the Board of Directors.

Total shareholder return, %
To be in the top quartile of Nordea's European peer group. This target is unchanged.

Risk adjusted profit
To double the risk adjusted profit in 7 years. This is a new target.

The purpose of this target is to support the execution of the organic growth strategy. To double the risk adjusted profit in seven years implies an average annual growth rate of 10%.
Risk adjusted profit is defined as operating profit, excluding one-off items, including expected loan losses and standard tax. Expected loan losses will be approx. 17bp in 2007.

Return on equity (RoE)
The target is to have a RoE in line with top Nordic peers. This target is relative to competitors and unchanged. There is no longer any absolute target in percent, since return on equity over time will vary with the business cycle.

The Board of Directors has today also decided the following capital structure policy:

Dividend payout ratio, %
> 40% of net profit. This policy is unchanged.

Tier 1 capital ratio, %
> 6.5%. This policy is unchanged.

Outlook 2007
Based on solid macroeconomic forecasts for the Nordic region double-digit growth in business volumes is expected for 2007. The quality of the credit portfolio remains strong, however new provisions are expected to exceed reversals in 2007.

The organic growth strategy leads to investments of approx. EUR 60m in 2007, in particular in reference to the accelerated growth plan in the Nordic markets, investments in private banking, and increased growth ambitions in Poland, including up to 150 new branches over two to three years. These investments are equivalent to approx. 1.6% of Nordea's cost base.

Including these investments the cost increase in 2007 is expected to be slightly higher than in 2006.

The gap between revenue and cost growth is for 2007 expected to be 3-4 percentage points. The gap and the cost increase forecast are excluding the acquisition of Russian Orgresbank, which is still subject to formal approval during Q1 2007.

Economic Profit
Economic Profit is used internally in Nordea to measure value creation. It is defined as Income minus Costs, Expected loan losses, Standard tax and Cost of equity. Expected loan losses in Nordea will be approx. 17bp in 2007, Standard tax is 28% and Cost of equity is 8% in 2007. Economic Profit in Nordea was EUR 1,050m January-September 2006 compared to EUR 880m January-September 2005.

Organic growth strategy
Nordea's growth strategy is built on organic growth. This strategy is considered to be attractive from a cost, risk and capital perspective.
Improved customer penetration, i.e. doing more business with existing customers, will be the main way to increase revenues. Of Nordea's 7.4 million active personal customers, approx. 30% are gold customers, i.e. having an open balance with Nordea of at least EUR 30,000 and five products, and only 1% are private banking customers. The potential lies in moving more customers into these two segments where revenues are 2.5 and 9 times higher compared to revenues from customers in the silver segment.
Nordea also sees a significant potential in increased corporate penetration. The corporate customers in Retail account for 40% of total revenues in Retail.

Market Consistent Embedded Value
The Market Consistent Embedded Value of Nordea's life business is by end-September EUR 2,615m. The value of new business in the first nine months 2006 is EUR 115m. This is in line with the target communicated in March. Margins on new business sales are on average approx. 30%.

Basel II
Nordea expects that RWA in the Group will be reduced by approx. 20% as a consequence of the full implementation of Basel II, including moving into advance IRB for corporates from 2010. The estimate includes expected capital needed in the so-called Pillar 2, including requirements for stress tests and other requirements from FSAs.

Nordea plans to report RWA according to the Basel II framework by mid-2007. The first stage will include IRB foundation for Corporate and Bank. The Retail portfolio will be adapted to Basel II framework from 2008.

"With our broad customer base, well diversified distribution network and the investments made in advisory services and sales support systems, Nordea is uniquely placed to accelerate the successful execution of our profitable organic growth strategy. In light of the strong financial performance since 2004, it is time to increase the ambition level further. This is reflected in our new financial targets ", says President and Group CEO Lars G Nordström.

A live broadcast of Nordea Capital Markets Day will be available on www.nordea.com from 13.00 CET today.

For further information:
Arne Liljedahl, Group CFO, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16 or + 45 40 54 48 22